Application for Withdrawal of Registration Statement

Pursuant to Rule 477 of the Securities Act of 1933, as amended

Jovian Energy, Inc.

File No. 333-101149

The undersigned Registrant does hereby apply for withdrawal of the Registration Statement on Form SB-2, File No. 333-101149, and states in support thereof, that the proposed public offering of securities has been terminated.  Accordingly, the registration statement is no longer necessary.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, this Application for Withdrawal of Registration Statement has been signed on the date below on behalf of the Registrant by the undersigned, thereunto duly authorized.

Dated:

September 25, 2003

JOVIAN ENERGY, INC.

By:

/s/ Ilyas Chaudhary

Ilyas Chaudhary, Chief Executive Officer

Doc. 183239